September 4, 2009

United States Securities and Exchange Commission

Washington, D.C. 20549

Submitted Electronically with Copy to Staff

Re:       Good Times Restaurants, Inc.

            Form 10-KSB for the year ended September 30, 2008

            Filed December 29, 2008

            File No. 0-18590

Good Times Restaurants, Inc. (the "Company", "we", "our" or "us") has received your letter dated July 8, 2009 containing comments on the Company's response to your letter dated June 2, 2009. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth the Commission's comments in bold below, with the Company's response following each comment.

Form 10-KSB for the year ended September 30, 2008

Management Discussion and Analysis, and Consolidated Balance Sheets

1.      We have reviewed your response to our prior comment number 1 but do not believe that your response addressed all of the concerns raised in our prior comment. As previously requested, please provide us a copy of your most recent impairment analysis with regard to the long-lived assets at your various restaurant properties. This impairment analysis should be accompanied by narrative disclosures explaining the significant assumptions used in preparing the impairment analysis along with managements basis or rationale for the assumptions.

2.   In addition, we note from your response to our prior comment that you have projected restaurant sales to increase 3% annually for periods subsequent to fiscal 2009 for purposes of your impairment analysis. Please explain why you believe it is appropriate to assume your restaurant sales will increase 3% in periods subsequent to the current period, given that your same store restaurant sales declined by 14.5% during the six months ended March 31, 2009 as compared to the comparable period of the prior year. We may have further comment upon reviewing your response.

We have completed an updated impairment analysis with regards to our long-lived assets as of March 31, 2009. Attached to this response letter are the results of our impairment analysis on a restaurant by restaurant basis for the period ending March 31, 2009. The cash flow figures used are for the trailing twelve month period ending March 31, 2009. As indicated in the data there are only three restaurants that have negative cash flow for the trailing twelve month period ending March 31, 2009. One restaurant is projected to have a negative cash flow over the next five years, and this is the only restaurant with any possible significant impairment risk. This is the first year that these restaurants have experienced negative cash flow and the accounting firm that has audited our financial statements for several years have agreed that it is premature to take an impairment charge until the sales trends are confirmed and there is little likelihood of asset recovery.

United States Securities and Exchange Commission

September 4, 2009

Assumptions to the projections are as follows:

•         Annual sales increases of 3%. The 3% annual sales increase was used as we began comparing to double digit declines in late fiscal '08 and early fiscal '09 (see explanation below).

•         Our variable and semi-variable restaurant operating costs are projected to increase proportionately with the 3% sales increases.

•         Our other fixed restaurant operating costs are projected to increase 1% per year.

•         Food and packaging costs have been relatively high in the past two years and we have begun to see a stabilizing of these costs. With menu engineering and commodity cost declines we anticipate these costs to decrease as much as 1% as a percentage of restaurant sales. For the two years prior to fiscal 2008 our food and packaging costs averaged 31.3% as a percentage of restaurant sales. In fiscal 2008 and 2009 food and packaging costs increased to 31.7% and 33.6%, respectively.  The cash flow projections included in the impairment analysis assume our cost of sales at 33%.

We have evaluated our historical and current sales trends as a basis for our assumption of a 3% sales increase in fiscal 2010 and beyond. Following are our historical sales trends through March 31, 2008. We experienced same store sales growth in seventeen consecutive quarters until the quarter ending June 30, 2008 when our sales declined 5.7%.

Period	Same Store Sales Variance
Fiscal 2004	2.7%
Fiscal 2005	4.8%
Fiscal 2006	1.0%
Fiscal 2007	6.0%
Fiscal 2008 thru 3/31/08	7.6%

The average same store sales growth over this 5 year period was 5%. Restaurant sales began to turn negative in the quarter ending June 30, 2008 with the economic recession taking full hold.

We have begun to see a flattening of our negative sales trends as we overlap the large declines of the prior year:

Qtr ending 12/31/08	-15%
Qtr ending 3/31/09	-13.5%
Qtr ending 6/30/09	-12.5%
Projected Qtr ending 9/30/09	-7.5%

Our fiscal 2010 projections annualize at a 3% increase with a first quarter increase of only 1.3%.  These projected increases include the effect of menu price increases and assume only nominal real growth. Our ongoing analysis will confirm the viability of these projections, however we believe it is appropriate to use an annual 3% increase in our impairment analysis.

United States Securities and Exchange Commission

September 4, 2009

In connection with our response to your comments, we acknowledge that:

•         the Company and its management  is responsible for the adequacy and accuracy of the disclosure in our filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 or Sue Knutson at 303-384-1424.

Sincerely,

/s/ Boyd E. Hoback

Boyd E. Hoback

President and CEO

Good Times Restaurants Inc.

cc:        Linda Cvrkel, Branch Chief

            Effie Simpson

Attachment: Restaurant level impairment analysis

Good Times Drive Thru

Property & Equipment Impairment Analysis

March 31, 2009

	Store #	Store Location	Training 12 month Net Income	Trailing 12 month Depreciation Expense	Trailing 12 month Cash Flow	Projected 5 Yr CF w/ 3% sales incr each yr	PP&E, Net	Realization Term (in yrs)	Avg Deprec. Term of PP&E (in yrs)	Expected FY 2010 Sales Increase	Impairment Risk?
			A	A	A A		B	B / A A	{b}	{a}	{c}
1	101	Boulder	$ 60,042	$ 35,610	$ 395,652		$ 236,547	REALIZED	13	3.0%	NO
2	102	Colfax	$ 123,909	$ 21,366	$ 145,275		$ 87,268	REALIZED	13	3.0%	NO
3	103	Colorado Boulevard	$ 50,971	$ 32,588	$ 83,559		$ 130,204	1.6 yrs	13	3.0%	NO
4	105	Wadsworth	$ 15,275	$ 25,078	$ 40,353		$ 120,129	3 yrs	13	3.0%	NO
5	108	SW Comm	$ 338,783	$ 45,269	$ 384,052		$ 213,857	REALIZED	13	3.0%	NO
6	110	Hampden	$ 39,458	$ 52,064	$ 91,522		$ 427,456	4.7 yrs	13	3.0%	NO
7	112	50th & Federal	$ 60,199	$ 34,712	$ 94,911		$ 42,557	REALIZED	13	3.0%	NO
8	113	Colfax and Harrison	$ 28,325	$ 39,155	$ 67,480		$ 89,499	1.3 yr	13	3.0%	NO
9	114	1st and Wadsworth	$ 52,631	$ 31,965	$ 84,596		$ 51,918	REALIZED	13	3.0%	NO
10	115	Broadway & Evans	$ 56,385	$ 44,987	$ 101,372		$ 112,513	1.1 yr	13	3.0%	NO
11	117	Havana & Mississippi	$ 104,680	$ 50,988	$ 155,668		$ 113,382	REALIZED	13	3.0%	NO
12	121	1st & Union	$ (5,438)	$ 44,247	$ 38,809		$ 94,483	2.4 yrs	13	3.0%	NO
13	127	92nd & Wadsworth	$ 82,515	$ 43,053	$ 125,568		$ 127,932	REALIZED	13	3.0%	NO
14	130	2000 S. Federal	$ (39,050)	$ 44,819	$ 5,769	$ 115,000	$ 86,167	14.9 yrs	13	3.0%	NO
15	132	Silverthorne, CO	$ (52,189)	$ 40,617	$ (11,572)	$ 50,000	$ 199,026		13	3.0%	YES	{d}
16	133	58th & Kipling	$ 68,235	$ 39,596	$ 107,831		$ 118,708	1.1 yrs	13	3.0%	NO
17	134	Fort Collins, CO	$ 105,501	$ 19,015	$ 124,516		$ 76,822	REALIZED	13	3.0%	NO
18	137	Commerce City	$ (78,694)	$ 45,902	$ (32,792)	$ (35,000)	$ 286,561		13	3.0%	YES	{d}
19	139	Youngfield	$ 159,743	$ 43,868	$ 203,611		$ 231,951	1.1 yrs	13	3.0%	NO
20	140	Buckley & Qunicy	$ 14,302	$ 46,012	$ 60,314		$ 226,536	3.8 yrs	13	3.0%	NO
21	141	Brighton, CO	$ (11,744)	$ 25,024	$ 13,280		$ 65,498	4.9 yrs	13	3.0%	NO
22	142	Peoria	$ (6,554)	$ 13,825	$ 7,271		$ 96,059	13.2 yrs	13	3.0%	NO
23	151	Astrozon	$ 1,483	$ 35,461	$ 36,944		$ 171,784	4.6 yrs	13	3.0%	NO
24	154	Southlands	$ 184,847	$ 33,238	$ 218,085		$ 152,971	REALIZED	13	3.0%	NO
25	155	Larkridge	$ 143,196	$ 75,746	$ 218,942		$ 686,790	3.1 yrs	13	3.0%	NO
26	159	16th St Mall	$ 95,297	$ 43,243	$ 138,540		$ 274,938	2 yrs	13	3.0%	NO
27	160	Centerra	$ (52,608)	$ 87,941	$ 35,333	$ 651,000	$ 819,463	23 yrs	13	3.0%	YES	{d}
28	166	Kipling & Chatfield	$ (55,463)	$ 48,078	$ (7,385)	$ 109,000	$ 440,470		13	3.0%	YES	{d}
29	167	N. Academy	$ 70,305	$ 31,817	$ 102,122		$ 201,067	2.0 yrs	13	3.0%	NO
{d}

Store #132 - This is the first year that this restaurant has shown a negative cash flow and it is in a mountain area that has experienced a more severe impact from the recession. The five year cash flow with only 3% sales increases is positive and we anticipate the increases could be greater in this location when the economy begins to recover. The risk of impairment related to this stores' assets does not appear significant.

Store #137 - This is the first year that the restaurant has shown a negative cash flow, we will re-evaluate at September 30, 2009 for possible impairment.

Store #160 opened in August 2006.  Historically, stores usually achieve positive income within 12 months of operations, however this store is in a new development that is expected to grow over the coming years. The store has made progress towards profitability and is projected to cash flow $71,000 in 2009 and $102,000 in 2010. The risk of impairment related to this stores' assets does not appear significant.

Store #166 opened in May 2007.  The store was profitable in 2008 and projections show a return to profitablility in 2010. The risk of impairment related to this stores' assets does not appear significant.

The Company is expecting sales to increase an average of 3.0% across all stores in fiscal 2010, with some sales declines in the first quarter
The Company assigns asset classes the following depreciable lives: leaseholds (7 to 15 years), buildings (15 to 30 years), furniture and fixtures (5 to 8 years).